UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the Calendar Quarter Ended September 30, 2001


                         Dominion Resources, Inc.
                   (Name of registered holding company)


                           120 Tredegar Street
                         Richmond, Virginia 23219
                 (Address of principal executive offices)





                             Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            7

Item 5.  Other Investments                                          8

Item 6.  Financial Statements and Exhibits                          8


                                       1


                          ITEM 1 - ORGANIZATION CHART

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________


Dominion Resources,
Inc. ("DRI")(a)

  Dominion Alliance   Energy   11/21/00    DE     100%      Holds an invest-
  Holding, Inc.       Related                               ment in Bridgeco
  ("DAH")                                                   that will develop
                                                            the infrastructure
                                                            necessary to
                                                            operate the
                                                            Alliance regional
                                                            transmission
                                                            organization.

  Dominion Energy     Energy    4/20/01    VA     100%      Formed to hold
  Technologies,       Related                               venture invest-
  Inc. ("DETI")                                             ments in energy
  (new)                                                     technology
                                                            companies.

  Dominion Meter-     Energy    12/8/00    VA     100%      Provides contract
  ing Services,       Related                               meter reading
  Inc. ("DMS")(new)                                         services.

  Dominion Ohio ES,   Energy    7/1/01     OH     100%      Provides power
  Inc.("DOES")(new)   Related                               plant and trans-
                                                            mission services
                                                            and expertise.


(a) Directly or indirectly holds interests in energy-related companies.


                                       2


                    ITEM 1 - ORGANIZATION CHART (CONTINUED)

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________

Dominion Resources,
Inc. ("DRI")(a)

  Dominion Energy,
  Inc.("DEI")(a)

    Dominion Energy   Energy 	  2/22/00    VA     100%      Primarily engages
    Direct Sales,     Related                               in retail sales of
    Inc.("DEDS")                                            electricity and
                                                            gas to commercial
                                                            and industrial
                                                            users.

    Dominion Energy   Energy    9/21/00    VA     100%      Owns an interest
    Exchange, Inc.    Related                               in EIP Holdings,
    ("DEE")                                                 LLC ("EIP") which
                                                            owns 66.34% of
                                                            TradeSpark, LP, an
                                                            electronic and
                                                            telephonic market-
                                                            place for trans-
                                                            actions in natural
                                                            gas, electricity
                                                            and other fuels.
                                                            (b)

    Dominion          Energy    10/25/00   OH     100%      Produces steam
    Cleveland         Related                               and chilled water
    Thermal, Inc.                                           for retail cus-
     ("DCT") (new)                                          tomers in the
                                                            Cleveland, Ohio
                                                            area. (c)



(a) Directly or indirectly holds interests in energy-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) DCT provides services through three wholly-owned subsidiaries: Dominion Cleveland Steam Distribution LLC, Dominion Cleveland Chilled Water Distribution LLC, and Cleveland Thermal Generation, LLC.


                                      3


     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company   Type of   Principal  Issue    Cost     Person   Collateral  Consid-
issuing   security  amount of  or       of       to whom  given with  eration
security  issued    security   renewal  capital  issued   security    received
                                                                      for each
                                                                      security
_______   _______   ________   _____    ______    ______  ________    ________



Company                Company
Contributing           Receiving                 Type and Amount of
Capital                Capital                   Capital Infusion
____________           _________                 __________________

DRI                    DOES                 $1,000 in return for 100 shares
                                            of no par value common stock

(d)



(d) During the reporting period the following companies received intercompany advances from their respective parent companies in the amounts indicated. These advances were made pursuant to Rule 52.

     Company         Company           Amount           Amount
     Receiving       Advancing        Advanced          Repaid
     _________       _________       ___________      ___________

       DEDS            DEI           $70,969,843      $78,053,316
       DMS             DRI               179,000          370,000
       DAH             DRI             3,302,000                0
       DETI            DRI             1,000,000                0


                                      4


                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      of       Amount
Service     Service(e)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  _______


DEDS        Evantage    Project     $95,426    $51,215         0  $146,641
            Division    Management,
            of Virginia Engineering,
            Power       Marketing




(e) All services are being provided at cost and are being billed (with the exception of certain direct billings) through Dominion Resources Services, Inc.


                                       5


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
(f)
_________   _________   ________   ________  ________   _______   ________


Evantage    DEDS        Project     $17,232    $1,354         0    $18,586
Division                Management,
of Virginia             Engineering,
Power                   Marketing





(f) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and DRI subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but will be provided in Form U-13-60.


                                      6


                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

   Total consolidated capitalization
    of DRI as of September 30, 2001        $22,619,372(g)            Line 1

   Total capitalization multiplied by 15%
    (Line 1 multiplied by 0.15)              3,392,906               Line 2
                                           ___________

   Greater of $50 million or line 2                       $3,392,906 Line 3

   Total current aggregate investment:
    (categorized by major line of
    energy-related business)

    Energy-related business by category

          Category 2                            1,510
          Category 5                           16,829
          Category 6                           14,141
          Catogory 7                            1,375
                                               ______

	Total current aggregate investment                      33,855 Line 4
                                                            _________
Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                                       3,359,051 Line 5

Investments in gas-related companies
  (in thousands):

      Total current aggregate investment:         None(h)
          (categorized by major line of
          gas-related business)

(g) Includes short-term debt of $1,829,457.

(h) Consolidated Natural Gas Company, a subsidiary of DRI which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has gas-related companies which are covered by its Form U-9C-3.


                                       7


                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None





                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

     Balance sheet as of September 30, 2001 and income statement for the quarter and nine months ending September 30, 2001 of the following companies:
     (Filed under confidential treatment pursuant to Rule 104(b))

            DEDS
            DEE
            DAH
            DETI
            DMS
            DCT
            DOES

B. Exhibits

     The certificate as to filing with interested state commissions is attached hereto as Exhibit B.


                                       8








                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                           DOMINION RESOURCES, INC.


                                           By: N. F. Chandler
                                               Its Attorney

November 29, 2001


                                       9


                                                            Exhibit B



                                  CERTIFICATE



     The undersigned certifies that he is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

     DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325

                                       1



     IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of November, 2001.

                              N. F. Chandler
                              Attorney for
                              Dominion Resources, Inc.






                                       2